COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

July 19, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I Columbia Research Enhanced Core ETF Columbia Research Enhanced Value ETF	Post-Effective Amendment No. 14 Registration Statement on Form N-1A File Nos. 333-209996 and 811-22736

Dear Mr. Cowan:

This letter responds to comments received in the form of comments on a copy of the above-referenced Post- Effective Amendment (the Filing) from the staff (Staff) of the Securities and Exchange Commission on June 12, 2019 for the Filing filed by and on behalf of Columbia ETF Trust I (the Registrant) on behalf of its series, Columbia Research Enhanced Core ETF and Columbia Research Enhanced Value ETF (the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Columbia Research Enhanced Core ETF

Comment 1:	Registrant should include the index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response:	The index license agreement to which the Trust (on behalf of the Funds) is a party will be filed as an exhibit to the registration statement.

Summary of the Fund

Fees and Expenses of the Fund

Comment 2:	At least five business days prior to the effective date, please provide the complete Annual Fund Operating Expenses table in the correspondence filing responding to Staff comments.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses tables for the Funds.

Comment 3:	We note that certain service providers, such as the Transfer Agent and the Custodian, have contracted with the Fund and/or the Trust to pay for their services. However, the Funds pay a unitary fee for these and other services (except as enumerated here) to be provided to the Funds and Trust. Please explain in correspondence whether the Fund could be held liable for these expenses in the event of a default by the advisor. Also, if the Funds can be held liable, please explain the accounting for these services.

Response:	The obligation to pay certain service providers, such as the Transfer Agent and the Custodian, has been contractually assumed by the adviser with consent of the Trust (on behalf of the Fund) under the Investment Management Services Agreement as part of the unitary fee arrangement. If the adviser fails to satisfy this obligation, the adviser would be in breach of the Investment Management Services Agreement. In such a circumstance, the Fund would remain responsible for the expenses and, as a result, the Trust could hold back payment of the unitary fee to fund required payments to the service providers directly.

Comment 4:	Will the Trustee expenses for the Trust be paid from the various unitary fees collected by the Advisor? Please note that Trustee fees are required to be paid by the Fund, independent of the Advisor. Please explain in correspondence how this independence for Trustee fees, paid by the Funds, is maintained.

Response:	We acknowledge that the Trustee fees are a required fund expense; however, that obligation has been contractually assumed by the adviser with consent of the Trust (on behalf of the Fund) under the Investment Management Services Agreement as part of the unitary fee arrangement. If the adviser fails to satisfy its obligation to pay Trustee fees, then the Fund would remain responsible to pay those fees.

Principal Investment Strategies

Comment 5:	In the first paragraph of the Principal Investment Strategies section, please specify what is held by the Index/Russell 1000 Index/Fund other than common stocks.

Response:	The last sentence of the first paragraph of the Principal Investment Strategies section has been revised as follows: The Index, like the Russell 1000® Index, and therefore the Fund, typically holds only common stocks.

Comment 6:	As the disclosure states that the Fund is self-indexing, please confirm that the Fund is following the conditions of its ETF exemptive order as it relates to self-indexing.

Response:	So confirmed.

Comment 7:	Please confirm whether the Index is administered by an affiliate.

Response:	The Index methodology is administered by Columbia Management Investment Advisers, the Fund’s investment adviser, and is calculated and maintained by FTSE Russell, which is not an affiliate of the Fund.

Comment 8:	In the fourth paragraph of the Principal Investment Strategies section, more details of this process should be disclosed in Item 9.

Response:	The fourth paragraph of the Principal Investment Strategies section in the Summary of the Fund section has been revised as follows:

The Index methodology applies the results of the Investment Manager’s proprietary quantitative investment models to rate each company within the Russell 1000® Index on a 1- through 5- basis, where “1” is the strongest rating and “5” is the weakest rating, based on three main company factor composites: quality (such as earnings quality ~~or consistency~~), value (such as ~~earnings yield or~~ cash flow yield), and catalyst (such as ~~earnings and~~ price momentum). A company’s rating is based on the relative ranking of its overall score from a multifactor model within its modelling sector. The distribution of the ratings within a given sector generally breaks down as follows: 1 – top 15% of companies; 2 – next 20% of companies; 3 – next 30% of companies; 4 – next 20% of companies; and 5 – bottom 15% of companies. The Index is then systematically constructed to: exclude all companies rated a “4” or “5”; include all companies rated a “1” or a “2” in each sector as classified by the Global Industry Classification System (GICS) ~~(if none in a GICS sector, then companies rated a “3” in such GICS sector(s) are included)~~; and include all GICS-classified Biotechnology companies, which are not rated. If, however unlikely, all companies in a GICS sector receive the same overall score from the multifactor model (and thus no ranking is possible), then all companies in such GICS sector are assigned a rating of “3” (neutral) and all such companies are included in the Index. The resulting companies are then weighted in the Index based on each company’s market capitalization in the Russell 1000® Index, with such weightings further adjusted pro rata to align the total weight of each sector in the Index, as well as the total weight of the Biotechnology companies in the Index, to the Russell 1000® Index’s sector weights and Biotechnology industry weight, respectively, as classified by GICS. The number of securities in each sector and the Index as a whole may change over time. The Index is reconstituted and rebalanced semi-annually in June and December.

The fourth paragraph of the Principal Investment Strategies section in the More Information about the Fund section has been revised as follows to provide more details of this process:

The Index methodology applies the results of the Investment Manager’s proprietary quantitative investment models to rate each company within the Russell 1000® Index on a 1- through 5- basis, where “1” is the strongest rating and “5” is the weakest rating, based on three main company factor composites: quality (such as ~~earnings quality or consistency~~ quality factors relating to earnings, capital (and use thereof) leverage, liquidity, growth consistency, management effectiveness, responsible business practices), value (such as earnings yield, ~~or~~ cash flow yield, valuation multiples, shareholder yield), and catalyst (such as earnings and price momentum, changes in underlying fundamentals and outlook). A company’s rating is based on the relative ranking of its overall score from a multifactor model within its modelling sector. The distribution of the ratings within a given sector generally breaks down as follows: 1 – top 15% of companies; 2 – next 20% of companies; 3 – next 30% of companies; 4 – next 20% of companies; and 5 – bottom 15% of companies. The Index is then systematically constructed to: exclude all companies rated a “4” or “5”; include all companies rated a “1” or a “2” in each sector as classified by the Global Industry Classification System (GICS) ~~(if none in a GICS sector, then companies rated a “3” in such GICS sector(s) are included)~~; and include all GICS-classified Biotechnology companies, which are not rated. If, however unlikely, all companies in a GICS sector receive the same overall score from the multifactor model (and thus no ranking is possible), then all companies in such GICS sector are assigned a rating of “3” (neutral) and all such companies are included in the Index. The resulting companies are then weighted in the Index based on each company’s market capitalization in the Russell 1000® Index, with such weightings further adjusted pro rata to align the total weight of each sector in the Index, as well as the total weight of the Biotechnology companies in the Index, to the Russell 1000® Index’s sector weights and Biotechnology industry weight, respectively, as classified by GICS. The number of securities in each sector and the Index as a whole may change over time. The Index is reconstituted and rebalanced semi-annually in June and December.

Comment 9:	The fourth paragraph of the Principal Investment Strategies states, “The Index is then systematically constructed to: exclude all companies rated a “4” or “5”; include all companies rated a “1” or a “2” in each sector as classified by the Global Industry Classification System (GICS) (if none in a GICS sector, then companies rated a “3” in such GICS sector(s) are included); and include all GICS-classified Biotechnology companies. The resulting companies are then weighted in the Index based on each company’s market capitalization in the Russell 1000® Index, with such weightings further adjusted pro rata to align the total weight of each sector in the Index to the Russell 1000® Index’s sector weights as classified by GICS.” Does this mean that companies in every sector are included, so long as score of 1, 2, or 3 and all Biotech, including those rated 4 or 5? Please clarify.

Response:	Please see the response to Comment 8 above for revisions to the fourth paragraph of the Principal Investment Strategies section, which, with added details of the methodology, responds to your present Comment 9.

Comment 10:	In the eighth paragraph of the Principal Investment Strategies section, if the Index is currently concentrated in an industry or group of industries, please identify and disclose the associated risks.

Response:	The Index is not currently concentrated in any industry.

Principal Risks

Comment 11:	The Fund’s Principal Risks should be presented in order of significance to the Fund rather than in alphabetical order. Please revise. Please see IM Director’s October 2018 speech and IM Guidance 2014-08 (Risk Guidance).

Response:	We have re-evaluated in earnest the Columbia Funds’ approach to Principal Risks disclosures in fund prospectuses in connection with the Staff’s Risk Guidance and have determined to list each Fund’s main risks in the introduction to the Principal Risks section.

Performance Information

Comment 12:	The Beta Advantage® Research Enhanced U.S. Equity Index should be identified as the Fund’s additional index.

Response:	Fund performance, when available, will be presented in the Performance section of the Prospectus compared to each Fund’s starting index universe (i.e., its parent Russell index) as well as the Fund’s tracked index.

Columbia Research Enhanced Value ETF

Comment 13:	As the disclosure is substantially identical (but for the different Index) to Columbia Research Enhanced Core ETF, see applicable comments above.

Response:	Please see responses provided for applicable comments given on Columbia Research Enhanced Core ETF above.

More Information About Columbia Research Enhanced Core ETF

Principal Investment Strategies

Comment 14:	The Item 4 disclosure is supposed to be a summary of the detailed information in Item 9. The strategy disclosure in the More Information About the Fund section is almost identical to the Summary of the Fund section. See IMGU 2014-08. Please revise.

Response:	The Registrant has revised the disclosure in the More Information About the Fund section and Summary of the Fund section as shown in the response to Comment 8 above.

Principal Risks

Comment 15:	Please note that some of the risk disclosure in the More Information About the Fund section is identical to the risk disclosure in the Summary of the Fund section. Please revise.

Response:	While we appreciate the Staff’s comment, it is noted that, yes, certain Principal Risks in the Summary of the Fund section and the More Information About the Fund section may be identical, but the Funds have determined, in consultation with Trustees counsel and Fund counsel that, on balance, the presented risks are concise and accurate and, thus, present investors with the appropriate amount of risk disclosure. That said, in connection with our endeavor to note, across the Columbia Funds Complex, a fund’s main risks within Principal Risks, we are taking a closer look at where commonality of disclosure exists between Summary of the Fund and More Information About the Fund section risks with an eye towards making distinctions between them.

Columbia Research Enhanced Value ETF

Comment 16:	As the disclosure is substantially identical (but for the different Index) to Columbia Research Enhanced Core ETF, see applicable comments above.

Response:	Please see responses provided for applicable comments given on Columbia Research Enhanced Core ETF above.

More Information About the Funds

Additional Investment Strategies and Policies

Comment 17:	Under the Holding Other Kinds of Investments subsection, please clarify that the investments referred to will help track the Index since even the 20% bucket must do so. Please identify these investments here and in the SAI.

Response:	So confirmed. The disclosure has been revised, as shown below (emphasis added), to note: (i) that the other investments are for the purpose of tracking the performance of the Index; (ii) where the other investment types and their risks are described; and (iii) where to locate the Fund’s holdings. Please also refer to the Additional Investment Strategies and Policies – 20% Asset Policy subsection of the More Information About the Fund section.

Holding Other Kinds of Investments

The Fund may hold other investments that are not part of its principal investment strategies but that are for the purpose of seeking to assist the Fund in tracking the performance of the Index. These investments and their risks are described below and/or in the SAI. The Fund may choose not to invest in certain securities described in this prospectus and in the SAI, although it has the ability to do so. Information on the Fund’s holdings can be found in the Fund’s shareholder reports or by visiting columbiathreadneedleus.com/etfs.

Distributions and Taxes

Distributions to Shareholders

Comment 18:	We commented on similar disclosure in a prior filing to consider adding disclosure stating that shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. Please delete “which may include a return of capital” here based on your prior response that:

The Fund does not intend or expect to return capital to investors. Should a circumstance arise where the Fund anticipates or does return capital to investors, it will disclose as such to investors, making clear that the distribution or any potential distribution includes an amount that is the investors’ (original) investment. As such, the Registrant has determined not to include the requested disclosure as it could confuse the investor in believing that the Fund intends to (regularly or otherwise) return capital to investors.

Response:	The requested deletion will be made.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

SAI Cover

Comment 19:	Please include auditor’s consent or delete the incorporation by reference.

Response:	Although PwC is listed as the Funds’ independent registered public accounting firm in the SAI, the Funds are new and have not commenced investment operations, and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

Fundamental and Non-Fundamental Investment Policies

Fundamental Policies

Comment 20:	In the D. Concentration – D1 section, please change “may concentrate” in the first sentence to “will be concentrated.” If, as has been pointed out to the Staff in other filings, that each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities, please add an explanatory note as to the existing funds.

Response:	We recognize that the Staff’s comment is not with respect to the Funds, but rather with regard to existing ETFs’ fundamental policies, which cannot be changed without shareholder vote. However, we understand the Staff’s point of view and we will address the Staff’s concern in a footnote to the existing ETFs’ concentration policies.

Comment 21:	Also in the D. Concentration – D1 section, we have commented in prior filings that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, the Fund can provide an exception for these privative activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

We note a prior response pointed out that SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund, including the Fund, will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Please explain how the Fund will implement its concentration policy based on the above response and revise the disclosure to provide clarification as to privately issued municipal securities.

Response:	We are now better understanding the Staff’s position in this regard and, as such, are re-evaluating the Staff’s position; however, the need to conduct the appropriate due diligence on our end will necessitate that we address the Staff’s comment in a subsequent filing.

Comment 22:	Under the section Additional Information About Concentration, please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies.

Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies (not just underlying funds that have a concentration policy).

Additional Information About Concentration

Index rebalancings or other Index changes, or corporate actions relating to investments held by an Index Fund can subsequently cause the Fund to be concentrated when the Index is not, in which case the Fund will seek to exit the concentration as soon as reasonably practicable. The Fund may indirectly concentrate in a particular industry or group of industries through investments in underlying funds.

Response:	While the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy, we are in the process of re-evaluating the Staff’s position. For the present, while we re-evaluate the Staff’s position in this regard, to the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

PART C COMMENTS:

Comment 23:	For Exhibit (i), a new opinion of counsel is required for each new series.

Response:	A new opinion of counsel will be included as an exhibit to the registration statement.

Comment 24:	For Exhibit (j), because the SAI incorporates by reference the annual report, which includes audited financial statements for other funds in the two Trusts, please include a consent from PwC as an exhibit to this filing.

Response:	Although PwC is listed as the Funds’ independent registered public accounting firm in the SAI, the Funds are new and have not commenced investment operations, and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

If you have any questions, please contact either me at (312) 634-9280 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Megan Garcy
Megan Garcy
Assistant Secretary
Columbia ETF Trust I

Exhibit A

Fees and Expenses of the Fund

Columbia Research Enhanced Core ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may also pay brokerage commissions on the purchase and sale of shares of the Fund, which are not reflected in the table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees(a)	0.15%
Distribution and/or service (12b-1) fees	0.00%
Other expenses(b)	0.00%
Total annual Fund operating expenses	0.15%

(a)

Pursuant to the Investment Management Services Agreement with Columbia ETF Trust I on behalf of the Fund (the IMS Agreement), Columbia Management Investment Advisers, LLC (the Investment Manager) pays the operating costs and expenses of the Fund, but not taxes, interest, brokerage expenses, portfolio transaction expenses, and infrequent and/or unusual expenses.

(b)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated (whether or not shares are redeemed), and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Investors may pay brokerage commissions on their purchases and sales of the Fund’s shares, which are not reflected in the example. The example also does not include transaction fees on purchases and redemptions of Creation Units (defined below) because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs (based on estimated Fund expenses) would be:

1 year	3 years
$ 15	$48

Columbia Research Enhanced Value ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may also pay brokerage commissions on the purchase and sale of shares of the Fund, which are not reflected in the table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees(a)	0.20%
Distribution and/or service (12b-1) fees	0.00%
Other expenses(b)	0.00%
Total annual Fund operating expenses	0.20%

(a)

Pursuant to the Investment Management Services Agreement with Columbia ETF Trust I on behalf of the Fund (the IMS Agreement), Columbia Management Investment Advisers, LLC (the Investment Manager) pays the operating costs and expenses of the Fund, but not taxes, interest, brokerage expenses, portfolio transaction expenses, and infrequent and/or unusual expenses.

(b)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated (whether or not shares are redeemed), and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Investors may pay brokerage commissions on their purchases and sales of the Fund’s shares, which are not reflected in the example. The example also does not include transaction fees on purchases and redemptions of Creation Units (defined below) because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs (based on estimated Fund expenses) would be:

1 year	3 years
$20	$64